

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2012

<u>Via E-mail</u>
David P. Radloff
Vice President and Chief Financial Officer
Hutchinson Technology Incorporated
40 West Highland Park Drive NE
Hutchinson, MN 55350

> **Re:** **Hutchinson Technology Incorporated**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 27, 2012**
> **File No. 333-179384**
>
> **Amendment No. 1 to Schedule TO-I**
> **Filed February 27, 2012**
> **File No. 005-37228**

Dear Mr. Radloff:

We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1. Item 1004(a)(1)(ii) of Regulation M-A states that you must disclose the amount of consideration offered. It appears that it will not be possible to quantify the amount of proceeds accruing from the rights offering until after the rights offering has closed. Since you do not presently have any means to determine how much cash will be available to pay for the 3.25% Notes tendered for cash, or for any 8.50% Notes tendered, you do not meet this requirement.   Please amend your offer to include this material term in your disclosure.

Registration Fee Table

2. We note your response to prior comment 6; however, we continue to believe that because you commenced the rights offering (and sale of underlying units) privately, you must also complete it privately. In this regard, please note that the status of an investor as "irrevocably bound," while relevant to the question of whether a sale of securities is complete, does not bear on the question of whether the <u>offer</u> of those securities has occurred. In this case, it appears that you commenced the rights/units transaction privately, by making a private "offer" of those securities. As such, you must complete the sale privately. Likewise, as noted in C&DI 139.29, we do not consider a lock up agreement to be a private "offer" of securities under the limited circumstances noted in the C&DI. In the present case, the purchase of units underlying the rights in this offering represents an investment decision separate from the decision to exchange outstanding 3.25% notes. While the C&DI might permit the noteholders to lock up their decision to exchange the 3.25% notes, the separate decision to purchase units does not appear to fall under the guidance set forth in C&DI 139.29. Please revise accordingly.

Questions and Answers about the Offers, page iv

3. Disclose the number, percentage and holders of the Notes subject to agreements to subscribe in the rights offering, as well as whether or not those persons intend to tender into the cash offer, the exchange offer or both.

4. It is not clear what you mean by the disclosure added to the question "What are the conditions to the Tender/Exchange Offers?" Please revise the first amended condition to clarify what effect the termination of the contractual agreements would have on the conditions to the offer. Further, please revise to include a single expiration date for both offers, as addressed in our comments below.

Summary of the Tender/Exchange Offers, page 1

The Exchange Offer

5. We note your response to comment 13. Advise us supplementally of the exact number of holders you refer to as "de minimis" in your letter.

Selected Financial Information, page 36

6. Please refer to prior comment 22. We note your response to our comment and continue to believe that the nature of your transactions are such that a full pro forma presentation as contemplated by Rule 11-02(b) of Regulation S-X is necessary to facilitate investor understanding of these transactions. Please revise the filing to fully comply with the form

and content requirements of Rule 11-02(b)(1) of Regulation S-X and provide pro forma condensed balance sheet and statements of income which begin with your historical financial statements and include in a columnar format, separate pro forma columns and adjustments for each of the transactions. Please also revise your disclosure to include next to each pro forma adjustment a referenced footnote that explains how each pro forma adjustment was calculated and determined, including all relevant assumptions used in such calculations.

7. Please refer to prior comment 21. We have considered your response to our comment and do not agree with your conclusion that the presentation of additional pro forma scenarios or possible scenarios would not result in more useful information for the investors. We note that additional amounts tendered or exchanged will have varying impacts on both your liquidity and capitalization. Please provide, as a footnote to the pro forma financial statements, a sensitivity analysis for each transaction that presents the impact additional amounts tendered or exchanged would have on your financial statements. Please specifically describe and quantify how additional rights offering unit sales would impact the amount tendered and the related impact on financial statement line items for each of the transactions.

8. Please refer to prior comment 23. We note your response to our comment that the New Notes are substantially different from the Outstanding 3.25% Notes. Please provide us with a summary of the present value of the new instrument cash flows compared to the present value of the remaining cash flows under the terms of the original instrument in order to demonstrate that such cash flows were are least ten percent different. We base our request for such information on the guidance at FASB ASC 470-50-40-10. Please make sure your response includes sufficient reasonable detail under any scenarios described in FASB ASC 470-50-40-12 in order that we may understand your cash flow analysis.

Capitalization, page 126

9. Please refer to prior comment 24. Please remove your line item for cash and cash equivalents since this is not part of your capitalization and is not appropriate to be included in this table.

Commitments to Participate in the Tender/Exchange Offers, page 136

10. We note your response to comment 26. Please file the executed commitment agreements with respect to the rights offering pursuant to Item 1005(e) and 1016(d) of Regulation M-A. Please confirm that you have filed all documents as required by these Items.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kevin Kuhar at (202) 551-3662 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin at (202) 551-3625 or me at (202) 551-3528 with any other questions. If you require further assistance, you may contact Julia Griffith, Special Counsel, Office of Mergers and Acquisitions at (202) 551-3267.

Sincerely,

/s/Julia Griffith for

Amanda Ravitz
Assistant Director

cc (via e-mail): David Vander Haar, Esq.